Exhibit (a)(5)(O)

Transcript of video prepared by Vale for social media:

CFO Siani comments on New Governance

Vale in undergoing a significant transformation. 20 years after its privatization, there are three mayor changes which are going to be assessed by its shareholders: the extinction of the holding company which controls Vale; the potential unifying of both classes of shares and significant changes for the By-laws as well. Know more go to vale.com/truecorporation.

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Transcript of video prepared by Vale for its website:

CFO Siani comments on Share Conversion

Vale is undergoing a significant transformation. 20 years after its privatization, there might be a significant change in governance, because of the extinction of the holding company that controls Vale, because of the changes in the By-laws and because of the voluntary conversion of preferred shares into common shares and a potential future unifying both classes of shares.

If the transaction goes through, the current controlling shareholders will own less than 50% of the company. Therefore, surrendering control of Vale. Over the next three years, it is expected that they might reduce their stake in the company down to 20%.

And finally, after November 2020, three years from now, there will be no voting agreement whatsoever amongst them and no shareholder or group of shareholders will be able to own over 25% of the shares of the company.

Therefore, Vale will become a true corporation with shared control amongst all shareholders. Which means that, three years from now, all shareholders can exercise their voting rights to elect a true independent board. And companies with a true independent board usually are negotiated in the stock exchanges at a premium to their peers.

But changes might happen ever immediately. Shortly after the transaction, the change in the By-laws allow for the election of two independent board members. As the participation of the current controlling shareholders go down to 20% over the next three years it is expected that the number of independent board members shall increase.

If you want to know more about the details of all those changes and what is going to happen with the new governance, please visit vale.com/truecorporation

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